   As filed with the Securities and Exchange Commission on November 15, 2001


                                                     Registration No. 333-48992
===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                ----------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-6
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                                ----------------

A. Exact Name of Trust:

                              NATIONAL EQUITY TRUST

                        S&P 500 STRATEGY TRUST SERIES 15

B. Name of depositor:

                              PRUDENTIAL INVESTMENT

                             MANAGEMENT SERVICES LLC

                                ----------------

C. Complete address of depositor's principal executive office:

                               100 Mulberry Street
                              Gateway Center Three
                            Newark, New Jersey 07102

                                ----------------

D. Name and complete address of agent for service:

                 Scott Wallner, Esq.                            Copy to:
    Prudential Investment Management Services LLC         Kenneth W. Orce, Esq.
                 100 Mulberry Street                     Cahill Gordon & Reindel
                Gateway Center Three                         80 Pine Street
              Newark, New Jersey 07102                  New York, New York 10005


E. Title and amount of securities being registered:

             An indefinite number of Units of NATIONAL EQUITY TRUST
                        S&P 500 STRATEGY TRUST SERIES 15
             Pursuant to Rule 24F-2 promulgated under the Investment
                         Company Act of 1940 as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

                                   Indefinite

G. Amount of filing fee:
                                       N/A
                                ----------------

H. Approximate date of proposed sale to public:

             As soon as practicable after the effective date of the
                             registration statement.


|X| Check box if it is proposed that this filing will become effective on November 15, 2001 immediately upon filing pursuant to Rule 487.



===============================================================================

             NATIONAL EQUITY TRUST S&P 500 STRATEGY TRUST SERIES 15

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        under the Securities Act of 1933

                 (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)

                          Form N-8B-2                                                        Form S-6
                           Item Number                                                Heading In Prospectus
                          ------------                                                ---------------------

                                            I. Organization and General Information

 1. (a) Name of Trust .........................................   Prospectus front cover

    (b) Title of securities issued ............................   Prospectus front cover

 2. Name and address of each depositor ........................   Sponsor, Prospectus back cover

 3. Name and address of trustee ...............................   Trustee

 4. Name and address of each principal underwriter ............   Sponsor

 5. State of organization of trust ............................   The Trust

 6. Execution and termination of trust agreement ..............   Summary of Essential Information; The Trust; Amendment and
                                                                    Termination of the Indenture--Termination

 7. Changes of Name ...........................................                                 *

 8. Fiscal year ...............................................                                 *

 9. Litigation ................................................                                 *

                                II. General Description of the Trust and Securities of the Trust

10. (a) Registered or bearer securities .......................
                                                                                                *

    (b) Cumulative or distributive securities .................                                 *

    (c) Redemption ............................................   Rights of Unit Holders--Redemption

    (d) Conversion, transfer, etc .............................   Rights of Unit Holders--Redemption

    (e) Periodic payment plan .................................                                 *

    (f) Voting rights .........................................                                 *

    (g) Notice to certificateholders ..........................   The Trust; Rights of Unit Holders--Reports and Records;
                                                                    Sponsor--Responsibility; Sponsor--Resignation; Trustee--
                                                                    Resignation; Amendment and Termination of the Indenture

    (h) Consents required .....................................   The Trust; Amendment and Termination of the Indenture

    (i) Other provisions ......................................   Tax Status

---------------
* Inapplicable, answer negative or not required.

11. Type of securities comprising units .......................   Prospectus front cover; Objective; Security
                                                                   Selection; The Trust

12. Certain information regarding periodic payment
     certificates .............................................                                 *

13. (a) Load, fees, expenses, etc. ............................   Summary of Essential Information; Public Offering of Units--
                                                                    Public Offering Price; Public Offering of Units--Profit of
                                                                    Sponsor; Public Offering of Units--Volume Discount; Public
                                                                    Offering of Units--Employee Discount; Exchange Option;
                                                                    Reinvestment Program; Expenses and Charges

    (b) Certain information regarding periodic payment
         certificates .........................................                                 *

    (c) Certain percentages ...................................   Summary of Essential Information; Public Offering of Units--
                                                                    Public Offering Price; Public Offering of Units--Profit of
                                                                    Sponsor; Public Offering of Units--Volume Discount; Public
                                                                    Offering of Units--Employee Discount; Exchange Option

    (d) Price differentials ...................................   Public Offering of Units--Employee Discount

    (e) Certain other fees, etc. payable by holders ...........   Rights of Unit Holders--Certificates

    (f) Certain other profits receivable by depositor,
        principal underwriter, trustee or affiliated
        persons ...............................................   Rights of Unit Holders--Redemption--Purchase by the Sponsor
                                                                    of Units Tendered for Redemption

    (g) Ratio of annual charges to income .....................                                 *

14. Issuance of trust's securities ............................   The Trust; Rights of Unit Holders--Certificates

15. Receipt and handling of payments from
     purchasers ...............................................                                 *

16. Acquisition and disposition of underlying
     securities ...............................................   The Trust--Trust Formation; The Trusts--Securities Selection;
                                                                    Rights of Unit Holders--Redemption; Sponsor--Responsibility

17. Withdrawal or redemption ..................................   Rights of Unit Holders--Redemption

18. (a) Receipt, custody and disposition of income ............   Rights of Unit Holders--Distributions; Rights of Unit
                                                                    Holders--Reports and Records

    (b) Reinvestment of distributions .........................   Reinvestment Program

    (c) Reserves or special funds .............................   Expenses and Charges; Rights of Unit Holders--Distributions

    (d) Schedule of distributions .............................                                 *

---------------
* Inapplicable, answer negative or not required.

19. Records, accounts and reports .............................   Rights of Unit Holders--Distributions; Rights of Unit
                                                                    Holders--Reports and Records

20. Certain miscellaneous provisions of
    trust agreement ...........................................   Sponsor--Limitations on Liability;

    (a) Amendment .............................................   Sponsor--Resignation;

    (b) Termination ...........................................   Trustee--Limitations on Liability;

    (c) and (d) Trustee, removal and successor ................   Trustee--Resignation;

    (e) and (f) Depositor, removal and successor ..............   Amendment and Termination of the Indenture

21. Loans to security holders .................................                                 *

22. Limitation on liability ...................................   The Trust; Sponsor--Limitations on Liability; Trustee--
                                                                    Limitations on Liability; Evaluator--Limitations on
                                                                       Liability

23. Bonding arrangements ......................................   Additional Information--Item A

24. Other material provisions of trust agreement ..............                                 *


                                III. Organization, Personnel and Affiliated Persons of Depositor

25. Organization of depositor .................................   Sponsor

26. Fees received by depositor ................................                                 *

27. Business of depositor .....................................   Sponsor

28. Certain information as to officials and affiliated
     persons of depositor .....................................   Contents of Registration Statement--Part II

29. Companies controlling depositor ...........................   Sponsor

30. Persons controlling depositor .............................                                 *

31. Payments by depositor for certain services rendered
     to trust .................................................                                 *

32. Payments by depositor for certain other services
     rendered to trust ........................................                                 *

33. Remuneration of employees of depositor for certain
     services rendered to trust ...............................                                 *

34. Remuneration of other persons for certain services
    rendered to trust .........................................                                 *

35. Distribution of trust's securities in states ..............   Public Offering of Units--Public Distribution

36. Suspension of sales of trust's securities .................                                 *

37. Revocation of authority to distribute .....................                                 *

38. (a) Method of distribution ................................   Public Offering of Units

    (b) Underwriting agreements ...............................   Public Offering of Units

    (c) Selling agreements ....................................   Public Offering of Units


---------------
* Inapplicable, answer negative or not required.

39. (a) Organization of principal underwriter .................   Sponsor

    (b) N.A.S.D. membership of principal underwriter ..........   Sponsor

40. Certain fees received by principal underwriter ............                                 *

41. (a) Business of principal underwriter .....................   Sponsor

    (b) Branch offices of principal underwriter ...............   Sponsor

    (c) Salesmen of principal underwriter .....................                                 *

42. Ownership of trust's securities by certain persons ........                                 *

43. Certain brokerage commissions received by principal
     underwriter ..............................................                                 *

44. (a) Method of valuation ...................................   Summary of Essential Information; Public Offering of Units--
                                                                    Public Offering Price; Public Offering of Units--Public
                                                                    Distribution; Public Offering of Units--Secondary Markets

    (b) Schedule as to offering price .........................                                 *

    (c) Variation in offering price to certain persons ........   Public Offering of Units--Public Distribution; Public
                                                                    Offering of Units--Volume Discount; Public Offering of
                                                                    Units--Employee Discount; Exchange Option

45. Suspension of redemption rights ...........................                                 *

46. (a) Redemption Valuation ..................................   Summary of Essential Information; Rights of Unit Holders--
                                                                    Redemption--Computation of Redemption Price per Unit

    (b) Schedule as to redemption price .......................                                 *

47. Maintenance of position in underlying securities ..........   Public Offering of Unit--Secondary Market; Rights of Unit
                                                                    Holders--Redemption--Computation of Redemption Price per
                                                                    Unit; Rights of Unit Holders--Redemption--Purchase by the
                                                                    Sponsor of Units Tendered for Redemption

                                      IV. Information concerning the Trustee or Custodian

48. Organization and regulation of trustee ....................   Trustee

49. Fees and expenses of trustee ..............................   Expenses and Charges

50. Trustee's lien ............................................   Expenses and Charges--Other Charges

                                  V. Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's securities ................                                 *

------------

* Inapplicable, answer negative or not required.

                                                  VI. Policy of Registrant
52. (a) Provisions of trust agreement with respect
        to selection or elimination of underlying securities ..   Prospectus front cover; The Trust--Trust Formation; The
                                                                    Trust--Objectives and Securities Selection; Sponsor--
                                                                    Responsibility

    (b) Transactions involving elimination of underlying
         securities ...........................................                                 *

    (c) Policy regarding substitution or elimination of
        underlying securities .................................   Sponsor--Responsibility

    (d) Fundamental policy not otherwise covered ..............                                 *

53. Tax status of trust .......................................   Prospectus front cover; Tax Status

                                           VII. Financial and Statistical Information

54. Trust's securities during last ten years ..................                                 *

55.

56. Certain information regarding periodic payment
     certificates .............................................                                 *

57.

58.

59. Financial statements
     (Instruction 1(c) to Form S-6) ...........................   Statement of Financial Condition


----------
* Inapplicable, answer negative or not required.

                              NATIONAL EQUITY TRUST

                        S&P 500 STRATEGY TRUST SERIES 15







                            S&P 500 STRATEGY [LOGO]



--------------------------------------------------------------------------------
The objective of the Trust is total return (capital appreciation and, to a lesser extent, dividends). The Trust will invest in a fixed portfolio consisting of the common stocks selected by the Sponsor using an objective stock selection screening process on November 13, 2001.
--------------------------------------------------------------------------------


                                                    PRUDENTIAL [LOGO] SECURITIES


Sponsor: Prudential Investment Management Services LLC
--------------------------------------------------------------------------------

Please Read and Retain                       Prospectus dated November 15, 2001
This Prospectus for Future Reference.



--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

   Prudential Financial is a service mark of Prudential, Newark, NJ, and its affiliates. Securities products and services are offered through Prudential Investment Management Services LLC, a Prudential company.

                              NATIONAL EQUITY TRUST
                        S&P 500 Strategy Trust Series 15



                                Table of Contents


                                                                            Page
                                                                            ----
Risk Factors........................................................         A-2
Fee Table...........................................................         A-3
Summary of Essential Information....................................         A-4
Report of Independent Accountants ..................................         A-9
Statement of Financial Condition....................................        A-10
Schedule of Portfolio Securities....................................        A-11
The Trust...........................................................         B-1
 Objective .........................................................         B-1
 Security Selection ................................................         B-1
 Summary Description of the Portfolio ..............................         B-1
Risk Factors........................................................         B-2
Market Risks........................................................         B-2
Fluctuating Security Value..........................................         B-2
Payment Risks.......................................................         B-2
Deferred Sales Charge...............................................         B-3
Early Termination...................................................         B-3
Litigation..........................................................         B-3
Unit Creation.......................................................         B-4
Tax Status of the Trust.............................................         B-5
Retirement Plans ...................................................         B-6
Public Offering of Units ...........................................         B-6
 Public Offering Price .............................................         B-6
 Sales Charge ......................................................         B-7
 Public Distribution ...............................................         B-7
 Secondary Market ..................................................         B-7
 Profit of Sponsor .................................................         B-8
 Volume Discount ...................................................         B-8
 Employee Discount .................................................         B-9
Rights of Unit Holders..............................................         B-9
 Ownership of Units ................................................         B-9
 Certain Limitations ...............................................         B-9
 Distribution ......................................................         B-9
 Tender of Units for Redemption ....................................        B-10
 Purchase by the Sponsor of Units Tendered for Redemption ..........        B-11
 Computation of Redemption Price per Unit ..........................        B-11
Exchange Option.....................................................        B-12
 Federal Income Tax Consequences ...................................        B-13
Reinvestment Program ...............................................        B-13
Expenses and Charges ...............................................        B-13
 Organization Costs  ...............................................        B-13
 Trust Fees and Expenses ...........................................        B-14
 Creation and Development Fee ......................................        B-14
 Other Charges .....................................................        B-14
 Payments ..........................................................        B-14
Administration of the Trust.........................................        B-15
 Reports and Records ...............................................        B-15
Amendment...........................................................        B-15
Termination.........................................................        B-16
 Termination Options ...............................................        B-16
Resignation, Removal and Liability .................................        B-18
Trustee.............................................................        B-18
 Limitations on Liability ..........................................        B-18
 Responsibility  ...................................................        B-18
 Resignation .......................................................        B-18
Sponsor.............................................................        B-19
 Limitations on Liability ..........................................        B-19
 Responsibility ....................................................        B-19
 Resignation .......................................................        B-19
 Code of Ethics ....................................................        B-20
Legal Opinions .....................................................        B-20
Independent Accountants.............................................        B-20

   OBJECTIVE--The objective of the National Equity Trust, S&P 500 Strategy Trust Series 15 (the Trust) is total return through an investment for approximately one year in a portfolio of the Strategy Stocks selected by the Sponsor through the application of an objective stock selection process on November 13, 2001. Total return includes:


     o capital appreciation: the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust plus

     o income: the dividends paid on the Securities during the life of the Trust.


   STRATEGY--The Trust Portfolio consists of common stock issued by the fifteen companies whose common stocks are selected by the Sponsor through the application of an objective stock selection process on November 13, 2001 (the "Securities" or "Security" or "Strategy Stocks", as the context requires).

   The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or its affiliates. Affiliates of the Sponsor may have a sell recommendation on one or more of the stocks in the Trust.

   SECURITIES SELECTION. The Portfolio of the Trust consists of the common stocks selected by the Sponsor through the application of the following objective stock selection process* ("Strategy Stocks") on November 13, 2001 (the "Selection Date"):



   A. Begin with the stocks comprising the Standard & Poor's 500 Composite Stock Price Index(1) and eliminate the 10% of the companies with the lowest market capitalization, then eliminate any stock that is included in the Dow Jones Industrial Average(2) and eliminate any issuer considered to be in the utility business(3) (gas and electric) or financial service business(4) (banking, brokerage or insurance); then

   B. Eliminate a stock if the annualized dividend did not equal or increase each 12 month period as compared to the previous 12 month period over each of the four most recent 12 month periods(5); then

   C. Eliminate a stock if the earnings per share ("EPS") were not positive and did not equal or increase each 12 month period as compared to the previous 12 month period over each of the four most recent 12 month periods(6) and then eliminate a stock if the earnings growth for the most recent 12 month period is not at least half of the earnings growth for the previous 12 month period(7); then

   D. Select the 15 companies having the highest dividend yields as of the Selection Date (stocks will be approximately equally dollar weighted) provided that no more than five companies may be from any one sector(8) (based on the highest dividend yield). If a stock is excluded because it will result in more than five companies in one sector, it will be replaced by the next qualifying stock (based on the highest dividend yield).

   The Portfolio, as of the initial Date of Deposit, contains 15 issues of Securities, all of which are traded on the New York Stock Exchange, in the following industry groups:

---------------

(1) "Standard & Poor's"(R), "S&P"(R), "S&P 500"(R) and "Standard & Poor's 500"(R) are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trust.

(2) The Dow Jones Industrial Average is the property of Dow Jones Company, Inc. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not approved any information included in this Prospectus. The Trust is not sponsored, managed, sold or promoted by Dow Jones & Company, Inc.

(3) Based upon industry classification as provided by S&P.

(4) Based upon industry classification as provided by S&P.

(5) The annualized divided is based upon the last dividend declared in a 12 month period. Data provided by an affiliate of S&P**.

(6) The earnings per share are the reported earnings per share excluding extraordinary items. Data provided by an affiliate of S&P**.

(7) Eliminate a stock if the percentage increase in the EPS between the most recent 12 month period (Year 4) as compared to the previous 12 month period (Year 3) is not at least 50% of the percentage increase in the EPS between Year 3 as compared to Year 2.

(8) The sectors are: basic materials, capital goods, communication services, consumer cyclical, consumer staples, energy, health care, technology and transportation.

---------------

  * Patent pending.

 ** The Sponsor assumes no responsibility for the accuracy of the data. Although the Sponsor has not independently verified the data and therefore does not guarantee the accuracy of the data, the Sponsor believes the data to be accurate.

     o Oil & Gas (Refining & Marketing): 6.69%;

     o Services (Commercial & Consumer): 6.67%;

     o Household Products 6.72%;

     o Distributors (Food & Health): 6.65%;

     o Tobacco: 6.66%;

     o Chemicals Specialty: 6.67%;

     o Aerospace/Defense: 6.68%;

     o Foods: 13.34%;

     o Home Building: 6.66%;

     o Leisure Time: 6.65%;

     o Beverages: 6.62%;

     o Lodging: 6.66%;

     o Services (Data Processing): 6.66%;

     o Oil & Gas (Drilling & Equipment): 6.67%.


   The percentages were computed on the basis of the aggregate net asset value of the Securities in the Trust on the initial Date of Deposit and are subject to change.

   RISK FACTORS--There can be no assurance that the Trust's objective can be realized.

     o You may lose money by buying Units in the Trust.

     o The yield on a stock may decline, the dividend on a stock may be reduced and the price of a stock may fall.


   The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and those factors that affect the economic and financial condition of each issuer of a Security in particular. You should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of November 13, 2001. After that date:


     o one or more of the Strategy Stocks may not be included in the S&P 500,

     o the yields on the Securities in the Portfolio may change, and

     o a Security may not qualify as a Strategy Stock if the above screening process were applied at a later date.

   Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. Common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding. These factors similarly impact on the ability of an issuer to pay dividends. The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The value of the common stock in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

     o The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio since the Trust Portfolio contains only fifteen stocks.

     o The value of the Units will fluctuate depending on the value of the Securities.

     o The value of the Securities will fluctuate based on all the factors that have an impact on the economy and the equity markets.

   The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. The net asset value per Unit will be reduced by the amount of Securities sold.

   LITIGATION AND LEGISLATION--UST Inc. common stock represents approximately 7% of the value of the Portfolio. Pending legal proceedings against UST Inc. cover a wide range of matters including product liability, health care cost reimbursement and antitrust. Damages claimed in the legal proceedings (both individual and class actions) aggregate more than a billion dollars.

   The present legislative and litigation environment is substantially uncertain, and it is possible that the company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation. The company believes that its smokeless tobacco products may be materially adversely affected by price increases related to the tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation.

   The Sponsor cannot predict the outcome of the litigation pending against UST Inc. or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of UST Inc. stock over the term of the Portfolio, which could be in turn adversely affect Unit prices. A substantial decline in the price of UST Inc. stock may result in a substantial decline in the value of a Unit.

                                    FEE TABLE


This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges."



                                                                             Amount per
                                                                            1,000 Units
                                                                          with a value of
Unit Holder Sales Charges                                                      $1,000
-------------------------                                                 ---------------
Maximum Sales Charge ..................................................        $27.50         2.75%*
Creation and Development Fee (maximum) (.25% per year)(c) .............        $ 5.00         0.50%
Maximum Sales Charges (including Creation and Development Fee) ........                                  3.25%
   *Initial Sales Charge paid at purchase (as a percentage of offering
  price)...............................................................        $10.00         1.00%(a)
    DSC paid in installments (as a percentage of Initial Offering
  Price)...............................................................        $17.50         1.75%(b)
    Initial Sales Charge and DSC ......................................                                  2.75%
                                                                               ======
Organizational Costs and Expenses(d) ..................................        $ 4.00
                                                                               ======
Annual Trust Operating Expenses (as a percentage of average net assets)
  Annual Trustee's Fee.................................................        $ 0.90        0.090%
Other Operating Expenses (including Portfolio Supervision, Bookkeeping
  and Administrative Fees).............................................        $ 0.65        0.065%
                                                                               ------        -----
     Total (e) ........................................................        $ 1.55        0.155%
                                                                               ======        =====



                         Example
                                                             Cumulative Expenses
                                                              Paid for Period:
                                                             ------------------
                                                                1         3
                                                               year     years(f)
                                                             -------    --------
An investor would pay the following expenses on a
  $10,000 investment, assuming the Trust's operating
  expense ratio and organization cost of 0.555% and a 5%
  annual return on the investment throughout the periods..   $355.50     $905.46



The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

---------------
(a) The Initial Sales Charge is actually the difference between 2.75% and the Deferred Sales Charge ($17.50 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 1,000 Units. As the DSC is paid, the Initial Sales Charge will increase so that the total of the DSC and the Initial Sales Charge will equal 2.75%.

(b) The actual fee is $1.75 per month per 1,000 Units, irrespective of purchase or redemption price, payable each month for 10 months of each one-year Portfolio. If you sell, exchange or redeem Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $1 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%.

(c) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. This fee is a charge of 0.25% per year during the life of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Trust more than 0.50% of the Unit Holder's initial investment. If you sell or redeem Units, no additional Creation and Development Fee will be charged on those Units. For further information about this fee see "Creation and Development Fee" later in the Prospectus.

(d) Investors will bear all or a portion of the costs incurred in organizing the Trust. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.


(e) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

(f) Although each Trust has a term of only approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over each year into a New Series subject only to the Deferred Sales Charge.

                        SUMMARY OF ESSENTIAL INFORMATION



                              NATIONAL EQUITY TRUST
                        S&P 500 STRATEGY TRUST SERIES 15
                            As of November 14, 2001*




AGGREGATE VALUE OF SECURITIES ....................................   $123,749.98
NUMBER OF UNITS ..................................................       125,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH
  UNIT............................................................     1/125,000th
 Value of Securities in the Trust (per 1,000 Units) ..............   $    986.00
 Plus value of Securities for organization costs (per 1,000
  Units)**........................................................   $      4.00
                                                                     -----------
 Total value of Securities (per 1,000 Units)*** ..................   $    990.00
 Plus maximum sales charge of 2.75% of Public Offering Price
  (2.778% of net amount invested in Securities)**** ..............   $     27.50
 Less Deferred Sales Charge per 1,000 Units ......................        (17.50)
                                                                     -----------
 Public Offering Price per 1,000 Units***** ......................   $  1,000.00
 Plus the amount per 1,000 Units in the Income Account ...........   $      0.00
                                                                     -----------
    Total per 1,000 Units ........................................   $  1,000.00
                                                                     ===========

REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE PRICE PER
  1,000 UNITS****** (based on the value of the underlying
  Securities less the Deferred Sales Charge per 1,000 Units)......   $    972.50

RECORD DATES: The tenth day of February 2002, May 2002, August
  2002 and November 2002.

QUARTERLY DISTRIBUTION DATES: The twenty-fifth day of February
  2002, May 2002, August 2002 and November 2002 or as soon thereafter as possible.

MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 1,000 Units.

TRUSTEE'S FEE AND ESTIMATED EXPENSES: $1.30 per 1,000 Units+

CREATION AND DEVELOPMENT FEE: $2.50 per 1,000 Units

PORTFOLIO SUPERVISION FEE+: Maximum of $.25 per 1,000 Units.

EVALUATION TIME: 4:00 P.M. New York Time

TERMINATION DATE: December 12, 2002++

SPONSOR'S GAIN ON DEPOSIT: $365.10

MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the Securities calculated after the last deposit of Securities.

DEFERRED SALES CHARGE DEDUCTION DATES: The 1st day of each month commencing March 1, 2002.

MINIMUM PURCHASE: $250.00.

---------------


     * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.

    ** $4.00 per 1,000 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the organization costs. The Securities are subject to the sales charge.

   *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

  **** The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($17.50 per 1,000 Units) from the aggregate sales charge (a maximum of 2.75% of the Public Offering Price); thus on the date of this Summary of Essential Information, the Initial Sales Charge is $10 per 1,000 Units or 1% of the Public Offering Price. The Initial Sales Charge is paid at the time of purchase and is reduced on a graduated basis on purchases of $50,000 or more (see Part B--"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $1.75 per 1,000 Units on each Deferred Sales Charge Deduction Date. On a repurchase or redemption of Units before the last Deferred Sales Charge Deduction Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds.

 ***** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date.

****** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date. This price reflects deductions for remaining Deferred Sales Charge payments ($17.50 per 1,000 Units initially). The redemption and repurchase price will be further reduced to reflect the Trust's costs of liquidating Securities to meet the redemption, currently estimated at $2.16 per 1,000 Units.


                                             (Footnotes continued on next page)

(Footnotes continued from previous page)


     + See: "Expenses and Charges" herein. The fee accrues daily and is payable on each Distribution Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition, brokerage fees borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $2.16 per 1,000 Units.

    ++ The Trust may be terminated before the Termination Date. See Part B-- "Termination." The sale of Securities will occur during the Liquidation Period, the 10 business day period commencing on the Termination Date.

      Past Performance of Prior S&P Strategy Trust Series--Total Return(1)


                       Series                                           Term                                    Trust Return
                       ------                                           ----                                    ------------
       S&P 500 Strategy Trust                    August 19, 1998--September 17, 1999                                  4.12%
       S&P 500 Strategy Trust Series 2           October 14, 1998--November 17, 1999                                  2.99
       S&P 500 Strategy Trust Series 3           December 2, 1998--January 6, 2000                                   -3.85
       S&P 500 Strategy Trust Series 4           January 28, 1999--March 7, 2000                                    -18.66
       S&P 500 Strategy Trust Series 5           April 1, 1999--May 3, 2000                                          -7.87
       S&P 500 Strategy Trust Series 6           June 10, 1999--July 12, 2000                                       -20.23
       S&P 500 Strategy Trust Series 7           August 19, 1999--September 21, 2000                                -11.62
       S&P 500 Strategy Trust Series 8           October 21, 1999--November 21, 2000                                 -1.74
       S&P 500 Strategy Trust Series 9           December 9, 1999--January 11, 2001                                   5.67
       S&P 500 Strategy Trust Series 10          February 10, 2000--March 14, 2001                                   26.15
       S&P 500 Strategy Trust Series 11          April 6, 2000--May 10, 2001                                         16.93
       S&P 500 Strategy Trust Series 12          June 15, 2000--July 19, 2001                                        14.95
       S&P 500 Strategy Trust Series 13          August 25, 2000--October 2, 2001                                    10.37



---------------
(1) Capital appreciation (the difference between the initial unit price and the price received on termination of the trust divided by the initial unit price) and dividend yield (dividends paid less ongoing trust expenses divided by the initial unit price), reflects deduction of the full sales charge per year, brokerage commissions and ongoing expenses but not taxes. Past performance of a series is no guarantee of future results of any series.


              Hypothetical Strategy Stock Performance Information

The following table shows the actual performance of the S&P 500 Index and the hypothetical performance of the Strategy Stocks in each of the past twenty- five years as of the date indicated for each of such years. As demonstrated by the table, the Strategy Stocks outperformed the S&P 500 Index in most of the 25 years. The table shows historical application of the strategy.


                                                   COMPARISON OF TOTAL RETURNS(1)
                             (Figures for the Strategy Stocks reflect sales charges and trust expenses)
                             --------------------------------------------------------------------------
                               S&P                                                            S&P
           Year Ended          500           Strategy               Year Ended                500            Strategy
             12/31/          Index(2)        Stocks(3)                12/31                Index(2)         Stocks(3)
             ------          --------        ---------                -----                --------         ---------
              1976             23.57%            41.59%                1988                    16.61%               25.62%
              1977             -7.42              1.57                 1989                    31.69                30.94
              1978              6.38              3.16                 1990                    -3.10                -7.89
              1979             18.20             18.88                 1991                    30.47                34.07
              1980             32.27             21.60                 1992                     7.62                11.27
              1981             -5.01             14.77                 1993                    10.08                 9.67
              1982             21.44             33.36                 1994                     1.32                 4.02
              1983             22.38             17.73                 1995                    37.58                34.26
              1984              6.10              8.21                 1996                    22.96                18.16
              1985             31.57             43.34                 1997                    33.36                31.87
              1986             18.56             36.58                 1998                    28.34                 4.47
              1987              5.10             12.77                 1999                    20.89                 4.58
                                                                       2000                    -9.03                 9.75


--------------


(1) Total return represents the sum of the percentage change in index value or in market value of the Strategy Stocks between the first trading day of a period (stocks are selected as of the last business day of the previous period) and the last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening index value or market value of the Strategy Stocks as of the first trading day of a period. Total return does not take into consideration any commissions or taxes. For the Strategy Stocks, the table assumes an initial sales charge of 1% and a deferred sales charge of 1.75% in the first year and 1.75% each year thereafter and an annual expense of $8.50 per $1,000.

(2) An index of 500 stocks compiled by Standard & Poor's Corporation.



                                             (Footnotes continued on next page)

(Footnotes continued from previous page)


    The total return figures shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Portfolio. As indicated in the above table, the stocks in the Strategy Stocks underperformed the S&P 500 Index in certain years and there can be no assurance that the Portfolio of the Trust will outperform the S&P 500 Index over the life of the Trust.


(3) Securities selection methodology--(assumes application of the methodology on December 31 of each year).


      A. Begin with the stocks comprising the Standard & Poor's 500 Composite Stock Price Index and eliminate the 10% of the companies with the lowest market capitalization, then eliminate any stock that is included in the Dow Jones Industrial Average and eliminate any issuer considered to be in the utility business (gas and electric) or financial service business (banking, brokerage or insurance); then

      B. Eliminate a stock if the annualized dividend did not equal or increase each 12 month period as compared to the previous 12 month period over each of the four most recent 12 month periods; then

      C. Eliminate a stock if the earnings per share ("EPS") were not positive and did not equal or increase each 12 month period as compared to the previous 12 month period over each of the four most recent 12 month periods and then eliminate a stock if the earnings growth for the most recent 12 month period is not at least half of the earnings growth for the previous 12 month period; then

      D. Select the 15 companies having the highest dividend yields as of the Selection Date (stocks will be approximately equally dollar weighted) provided that no more than five companies may be from any one sector (based on the highest dividend yield). If a stock is excluded because it will result in more than five companies in one sector, it will be replaced by the next qualifying stock based on dividend yield.


   The chart below shows past performance of the S&P 500 Index and the hypothetical performance of the Strategy Stocks (but not the Trust) and should not be considered indicative of future results. From January 1976 through December 2000 the average annual total return for the S&P 500 Index was 15.24% and the average annual total return for the Strategy Stocks was 17.77%. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1976 and the investment strategy followed for 25 years. For the S&P 500 Index, the chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. For the Strategy Stocks, the chart assumes an initial sales charge rate of 1% and a deferred rate of 1.75% in the first year and 1.75% in each of the subsequent years and an estimated annual expense rate of $85.00 per $10,000 invested (the chart assumes that dividends and appreciation are reinvested at the beginning of the following year). There can be no assurance that the Trust will outperform the S&P 500 Index over its approximately one- year life or over consecutive rollover periods, if available.




                                       VALUE OF $10,000
                                         INVESTED ON
                                       JANUARY 1, 1976
                            ---------------------------------------
        Year Ended              S&P 500               Strategy
          12/31/                 Index                 Stocks
   --------------------    ------------------    ------------------
               1976        $         12,357      $         14,159
               1977                  11,440                14,382
               1978                  12,170                14,836
               1979                  14,385                17,637
               1980                  19,027                21,447
               1981                  18,074                24,614
               1982                  21,949                32,826
               1983                  26,861                38,646
               1984                  28,499                41,819
               1985                  37,497                59,943
               1986                  44,456                81,870
               1987                  46,723                92,325


                                       VALUE OF $10,000
                                         INVESTED ON
                                       JANUARY 1, 1976
                            ---------------------------------------
        Year Ended              S&P 500               Strategy
          12/31/                 Index                 Stocks
   --------------------    ------------------    ------------------
       1988                $       54,484        $      115,979
       1989                        71,750               151,862
       1990                        69,526               139,880
       1991                        90,710               187,538
       1992                        97,622               208,673
       1993                       107,462               228,852
       1994                       108,881               238,052
       1995                       149,798               319,608
       1996                       184,192               377,649
       1997                       245,639               498,006
       1998                       315,253               520,267
       1999                       381,109               544,095
       2000                       346,695               597,144


Past performance of any series may not be indicative of results of future series. Trust performance may be compared to the performance on the same basis of the DJIA, the S&P 500 Composite Price Stock Index, the Hang Seng Index, the Financial Times Industrial Ordinary Share Index and the ten highest yielding stocks in each of the Hang Seng Index and Financial Times Industrial Ordinary Share Index, or performance data from publications such as Morningstar Publications, Inc. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers.

                      SPECIAL CHARACTERISTICS OF THE TRUST



   The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event and the proportionate relationship will be adjusted accordingly for all future subsequent deposits. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.


   The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at that later time.

   DISTRIBUTIONS: The Trustee will distribute dividends received by the Trust (net of expenses) and return of capital, if any, on or shortly after each Quarterly Distribution Date to Unit Holders of record on the Record Date immediately before that Quarterly Distribution Date. (See Part B--"Rights of Unit Holders--Distributions.") We cannot assure that there will be any amounts available for distribution to Unit Holders because the expenses of the Trust may exceed the dividend income received by the Trust.

   PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the value of the underlying Securities in the Trust's Portfolio divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units--Public Offering Price.") The Initial Sales Charge will vary with changes in the aggregate sales charge.

   Unitholders investing the proceeds of distribution from a previous terminating series of National Equity Trust S&P 500 Strategy Trust Series, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. Any investor may acquire Units by an in-kind deposit of securities which replicates proportionately the portfolio of the Trust and cash, if any, in the Trust. You are obligated to pay any remaining Deferred Sales Charge if you exchange or sell Units to the Sponsor before the last Deferred Sales Charge Deduction Date.


   SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B-- "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption.

   TRUST TERMINATION--The Trust will terminate on the Termination Date unless terminated earlier. A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

   SECURITIES DISPOSITION OPTIONS ON TERMINATION--You must notify the Trustee before the Termination Date of the Trust of the option(s) that you choose. You may elect one or more of the following four options.

     o Receipt of Securities "in-kind"

     o Receipt of the cash value of the Unit

     o Receipt of units in a new trust for the cash proceeds of your Units of this Trust (you may realize a tax gain or loss from the sale of Securities)

     o Receipt of units in a new trust through an in-kind exchange (you may benefit from the tax deferred rollover feature).

   Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                        REPORT OF INDEPENDENT ACCOUNTANTS


TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE NATIONAL EQUITY TRUST S&P 500 STRATEGY TRUST SERIES 15

   In our opinion, the accompanying statement of financial condition, including the schedule of portfolio securities, presents fairly, in all material respects, the financial position of National Equity Trust S&P 500 Strategy Trust Series 15 (the "Trust") at November 14, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Trustee; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the irrevocable letter of credit for the purchase of the securities shown in the schedule of portfolio securities, provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP



New York, New York
November 14, 2001

                        STATEMENT OF FINANCIAL CONDITION


             NATIONAL EQUITY TRUST S&P 500 STRATEGY TRUST SERIES 15
                    As of Date of Deposit, November 14, 2001


                                 TRUST PROPERTY


Sponsor's Contracts to Purchase underlying Securities backed
by an irrevocable letter of credit(a)(e) .....................       $123,749.98
                                                                  --------------
   Total .....................................................       $123,749.98
                                                                  ==============


                    LIABILITIES AND INTEREST OF UNIT HOLDERS


Liabilities--
   Payment of deferred portion of sales charge(b) ............       $  2,187.50
   Reimbursement to Sponsor for organization costs(e) ........            500.00
                                                                  --------------
   Subtotal ..................................................          2,687.50
                                                                  --------------
Interest of Holders--
   Units of fractional undivided interest outstanding:
     Cost to investors(c) ....................................        125,000.00
     Less: Gross underwriting commission(d) ..................         (3,437.52)
     Less: Organization costs(e) .............................           (500.00)
                                                                  --------------
Net amount applicable to investors ...........................        121,062.48
                                                                  --------------
       Total .................................................       $123,749.98
                                                                  ==============


---------------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on The Bank of New York in the amount of $5 million has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.
(b) Represents the aggregate amount of mandatory distributions of $1.75 per 1,000 Units per month payable on the 1st day of each month from March 2002 through December 2002. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before December 1, 2002, the remaining portion of the distribution applicable to those Units will be transferred to that account on the redemption date.

(c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."
(d) The aggregate maximum sales charge of 2.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."
(e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES

             NATIONAL EQUITY TRUST S&P 500 STRATEGY TRUST SERIES 15

                      On Date of Deposit, November 14, 2001




                                               Current                  Percentage of
                                                Annual                    Aggregate        Price           Cost of
                                               Dividend     Number         Market           Per            Stocks
 Portfolio                                       Per          of            Value         Share to           to
    No.       Name of Issuer                   Share(1)     Shares        of Trust         Trust          Trust(2)
----------     ----------------------------    --------     --------    -------------    -----------    -------------
    1.        Anheuser-Busch Cos. Inc. ....     $0.72         190           6.62%             $43.10      $  8,189.00
    2.        Ashland Inc. ................      1.10         198           6.68               41.78         8,272.44
    3.        Block H&R Inc. ..............      0.64         217           6.67               38.05         8,256.85
    4.        Colgate-Palmolive Co. .......      0.72         144           6.72               57.73         8,313.12
    5.        Danaher Corp. ...............      0.08         142           6.65               57.99         8,234.58
    6.        Ecolab Inc. .................      0.52         223           6.67               37.04         8,259.92
    7.        General Dynamics Corp. ......      1.12         104           6.68               79.50         8,268.00
    8.        General Mills Inc. ..........      1.10         165           6.67               50.01         8,251.65
    9.        Halliburton Co. .............      0.50         382           6.67               21.60         8,251.20
    10.       Harley Davidson Inc. ........      0.12         174           6.65               47.28         8,226.72
    11.       Marriott Intl. Inc. .........      0.26         229           6.66               36.00         8,244.00
    12.       Paychex Inc. ................      0.44         225           6.66               36.62         8,239.50
    13.       Plute Homes Inc. ............      0.16         215           6.66               38.34         8,243.10
    14.       UST Inc. ....................      1.84         235           6.66               35.06         8,239.10
    15.       Wrigley (Wm) Jr. Co. ........      0.76         160           6.68               51.63         8,260.80
                                                                                                        -------------
                                                                                                          $123,749.98
                                                                                                        =============

---------------

(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

(2) The Securities were acquired by the Sponsor on November 14, 2001. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the New York Stock Exchange on November 14, 2001. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $123,384.88.

   Affiliates of the Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or its affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or its affiliates may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

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PROSPECTUS--PART B:

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Note that Part B of this Prospectus may not be distributed unless accompanied by
Part A.
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                              NATIONAL EQUITY TRUST
                        S&P 500 STRATEGY TRUST SERIES 15


                                  INTRODUCTION


   Prudential Investment Management Services LLC (the "Sponsor"), The Bank of New York (the "Trustee") and Prudential Securities Incorporated (the "Portfolio Supervisor") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the National Equity Trust S&P 500 Strategy Trust Series under the laws of the State of New York. The objective of the Trust is total return through an investment for approximately one year in a portfolio of the Strategy Stocks.


                                    THE TRUST
Objective

   The objective of the Trust is total return (capital appreciation and, to a lesser extent, dividends) through an investment in a portfolio of the Strategy Stocks (the "Securities" or "Security" as the context requires). Total return includes:

   o capital appreciation--the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust

   o income--dividends paid on the Securities during the life of the Trust.

Security Selection

   Securities selection methodology:

   o Begin with stocks comprising the Standard & Poor's 500 Composite Stock Price Index and eliminate the 10% of the companies with the lowest market capitalization, then eliminate any stock that is included in the Dow Jones Industrial Average and eliminate any issuer considered to be in the utility business (gas and electric) or financial service business (banking, brokerage or insurance); then

   o Eliminate a stock if the annualized dividend did not equal or increase each 12 month period as compared to the previous 12 month period over each of the four most recent 12 month periods; then

   o Eliminate a stock if the earnings per share ("EPS") were not positive and did not equal or increase each 12 month period as compared to the previous 12 month period over each of the four most recent 12 month periods and then eliminate a stock if the earnings growth for the most recent 12 month period is not at least half of the earnings growth for the previous 12 month period; then

   o Select the 15 companies having the highest dividend yields as of the Selection Date (stocks will be approximately equally dollar weighted) provided that no more than five companies may be from any one sector (based on the highest dividend yield). If a stock is excluded because it will result in more than five companies in one sector, it will be replaced by the next qualifying stock based on dividend yield.

Summary Description of the Portfolio

   On the Date of Deposit, the Sponsor deposited with the Trustee common stock issued by the fifteen companies whose common stocks are the fifteen common stocks in the S&P 500 Index that are the Strategy Stocks. The Trust may also contain contracts and funds for the purchase of the Securities and/or cash (or a letter of credit instead of cash) with instructions to the Trustee to purchase Securities (see "Schedule of Portfolio Securities" in Part A). The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust as of the Date of Deposit. The Sponsor, through this Prospectus, is offering the Units to the public.

   The Trust consists of:

   (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and

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   (2) any additional Securities and/or cash that the Trust acquires and holds pursuant to the provisions of the Indenture and

   (3) uninvested cash realized from the disposition of Securities.

   Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and because the Trust may acquire additional Securities, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Sponsor--Responsibility."

   The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility.")


   There is no assurance that the issuers of Securities will declare or pay any dividends in the future on the Securities initially deposited or to be deposited subsequently in the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in the Securities.


                                  RISK FACTORS


Market Risks

   There can be no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, or pay dividends, depending on the full range of economic and market influences affecting:

   o the financial condition of issuers

   o the prices of equity securities in general, and

   o the stocks that this Trust buys in particular.

   If you invest in Units of the Trust, you should understand the risks inherent in an investment in common stock. The risks of investing in common stock include:

   o the risk that the financial condition of one or more of the issuers of the Securities may worsen;

   o the risk that the issuer may reduce or eliminate a dividend;

   o the risk that the general condition of the stock market may weaken; and

   o the risk that the value of Units will decline as the market value of the Securities decreases.

   The Sponsor can not predict the direction or scope of any of these factors. See the risks described in Part A of the Prospectus as well as those set forth below.

Fluctuating Security Value

   Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

   o expectations regarding domestic and foreign economic, monetary and fiscal policies,

   o inflation and interest rates,

   o currency exchange rates, economic expansion or contraction, and

   o global or regional political, economic and banking conditions.


   The Sponsor cannot predict the direction or scope of any of these factors. Therefore we can give no assurance that the Trust will achieve its objective over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.


Payment Risks

   There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are

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inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

   By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

   Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

   The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (l) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity; the amount payable will be subject to market fluctuations before the payment is made. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

   The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Sponsor may direct the Trustee to dispose of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.


   The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities no longer remains among the Strategy Stocks on the date of sale or the date of deposit of the additional Securities and even if the Security is no longer in the S&P 500 Index or an affiliate of the Sponsor has a sell recommendation on the Security.


Deferred Sales Charge

   It is anticipated that Securities generally will not be sold to pay the Deferred Sales Charge until after the last Deferred Sales Charge Deduction Date. Unit holders will be at risk with respect to changes in the market value of Securities between the accrual of each monthly deferred sales charge and the actual sale of Securities to satisfy the payment of the Deferred Sales Charge.

Early Termination

   The Trust has a mandatory termination date set forth under Part A--"Summary of Essential Information" but may be terminated earlier if certain events occur (see "Termination"), including a reduction in the value of the Trust below the value set forth under Part A--"Summary of Essential Information."

Litigation

   Except as set forth above, the Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, which may have a material adverse effect on the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. Future litigation, legislation, regulation or deregulation may have a material adverse effect on the Portfolio and may impair the ability of the issuers of the Securities to achieve their business goals.

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                                  UNIT CREATION


Deposit of Securities

   On the date that the Trust was created, the Sponsor deposited with the Trustee certain Securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.

   Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders" the "Unitholders" or the "Unit Holder," as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. The Sponsor or the Trustee will not be liable in any way for any default, failure or defect in any Securities.

   With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities." The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Sponsor-- Responsibility." Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit instead of cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.

   Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

   The Trustee may hold any cash deposited with instructions to purchase Securities in an interest bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

   o any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

   o any interest not used to pay Trust expenses.

   This Prospectus may be used to continuously offer additional Units for sale to the public. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.

   The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information." The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of the Securities.

   Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as enough Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first. However, the Sponsor will accept indications of interest before the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

   On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the aggregate value of the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement.

   All of the Securities are publicly traded on the New York Stock Exchange. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this Prospectus. The Sponsor will receive the purchase price of the Units before it pays for the Securities and will benefit from the use of the cash during this period.


                             TAX STATUS OF THE TRUST


   In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

   The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

   Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

   The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Deferred Sales Charge, the Creation and Development Fee and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them after deduction for the Deferred Sales Charge, the charge for organizational expenses and the Creation and Development Fee. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge, the charge for organizational expenses or the Creation and Development Fee.

   You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives such dividends including the portion of such dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend paying stock directly. You as an individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as if you paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.


   Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in-kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, before such distribution. The holding period for such Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.


   Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

   You will not be taxed upon the receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in such Duplicated Stocks will be your basis in such Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of such Duplicated Stocks will include the period during which you held the Units. To the extent the Distribution Agent sells Securities received in-kind on your behalf, you will have a taxable gain or loss, which will be a

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capital gain or loss except in the case of a dealer. Your basis in non-
Duplicated Stocks will equal the purchase price paid by the Distribution Agent.


   If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of such excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of such difference. However, upon reinvestment of proceeds in a New Series in connection with an exchange or non In-Kind Rollover, the Internal Revenue Service may seek to disallow such loss to the extent that
(l) the underlying securities in each trust are substantially identical and (2) the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Federal Tax Code, capital gain of individuals, estates and trusts from Securities held for more than one year generally is subject to a maximum nominal tax rate of 20%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase- out. The maximum lower capital gain rate of 20% will be unavailable to you with respect to those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units.


   From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

   Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

   You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS


   Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

Public Offering Price

   The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The sales charge shown in the table in the Volume Discount section is added to the net asset value per Unit. The Units outstanding may be split to create greater or fewer units (a reverse split). The Sponsor will add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units. After the Initial Date of Deposit, the Sponsor will add to the Public Offering Price a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information", in accordance with:

   o fluctuations in the aggregate market value of the Securities

   o the amount of available cash on hand in the Trust

   o the amount of Trust fees, expenses and liabilities.

   A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

   o the cost of the preparation of documents relating to the Trust

   o federal and state registration fees

   o the initial fees and expenses of the Trustee


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   o legal expenses

   o any other out-of-pocket expenses.

   The Sponsor will receive the estimated organization costs as of the close of the initial offering period.

   As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Rights of Unit Holders--Computation of Redemption Price per Unit." If there are no such reported prices, the Trustee takes into account the same factors referred to under "Rights of Unit Holders--Computation of Redemption Price per Unit." Determinations are effective for transactions effected after the last preceding determination.

Sales Charge

   The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $17.50 per 1,000 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $17.50 per 1,000 Units but will decline each month by one tenth. The Deferred Sales Charge will be paid through monthly payments of $1.75 per 1,000 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. If the Unit price exceeds $1.00 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the sale, redemption or exchange proceeds or in calculating an in kind distribution.

   For purchases of Units with a value of $50,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount." Unit Holders investing the proceeds of distribution from a previous terminating Series of National Equity Trust S&P 500 Strategy Trust Series, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust you will not have to pay an initial sales charge at the time of the exchange. However, these Units acquired will be subject to the Deferred Sales Charge.

Public Distribution

   During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after that date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 30 days unless all Units are sold beforehand in which case the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

   The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities. The Sponsor will sell Units to dealers at prices which reflect the concession listed in the Volume Discount section. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then current Public Offering Price determined as provided above.

   The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

   In addition, sales of Units may be made pursuant to distribution arrangements with certain banks. These banks are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks in an amount equal to the amount customarily received by an agent for acting in that capacity in connection with the purchase of Units.

Secondary Market

   While not obligated to do so, the Sponsor presently intends to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price in the same manner as the Redemption Price is calculated. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units.

   In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units.

   The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In such event, although under no obligation to do so, the Sponsor may, as a service to you, offer to repurchase Units at the "Redemption Price." You may redeem your Units through the Trustee.

   The Sponsor may, of course, redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor will consider in making this determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of these units and its estimate of the time required to sell these units and general market conditions.

Profit of Sponsor

   The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of such difference on the Initial Date of Deposit see "Summary of Essential Information" and "Schedule of Portfolio Securities." The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

   The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

   The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

Volume Discount

   Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

   The sales charge for the Trust in the primary market will be reduced pursuant to the following graduated scale for sales to any person of Units with a value of $50,000 or more. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge.


                                                                                                             Secondary Market
                                                Primary Market                    Dealer Concession        Initial Sales Charge
                               -----------------------------------------------    -----------------    ----------------------------
                                  Percent of      Percent of       Deferred           Percent of         Percent of      Percent of
                               Public Offering    Net Amount     Sales Charge      Public Offering     Public Offering   Net Amount
Purchases                           Price          Invested    per 1,000 Units          Price               Price         Invested
 ---------------------------   ---------------    ----------   ---------------    -----------------    ---------------   ----------
Less than $50,000 ..........         2.75%          2.778%          $17.50               2.10%              1.00%           1.010%
$50,000-$99,999 ............         2.50%          2.519%           17.50               1.90%              0.75%           0.756%
$100,000-$249,999 ..........         2.00%          2.005%           17.50               1.40%              0.50%           0.503%
$250,000 or more ...........            *               *            17.50               1.20%              0.25%           0.251%

---------------
*   Deferred Sales Charge only.

   The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fifteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of units of any other trust that may be offered by the Sponsor.

   Units held in the name of your spouse or in the name of your child under the age 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be acquired in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

Employee Discount


   The Sponsor intends at its discretion, to permit its employees and employees of its affiliates to purchase Units of the Trust at a price equal to the net asset value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.


                             RIGHTS OF UNIT HOLDERS


Ownership of Units

   You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

Certain Limitations

   The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

Voting of the Portfolio Securities

   No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture. Unit Holders have no right to control the operation or administration of the Trust in any manner.

Distribution

   Cash amounts received by the Trust will be distributed as set forth below on a pro rata basis to Unit Holders of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units. Because the expenses of the Trust may exceed the dividend income received by the Trust there can be no assurance that there will be any amounts available for distribution to Unit Holders.


   Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor or its affiliates hold will be made to the investment account of such beneficial owners maintained with the Sponsor or its affiliates. Whenever regulatory or tax purposes require or wherever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.


   The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute (1) an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus (2) your pro rata share of the distributable cash balance of the Principal Account to you as a Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. The Record Dates and the Distribution Dates are set forth in Part A of this Prospectus. See "Summary of Essential Information."

   The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following receipt of them. The Trustee does not need to make a distribution from the Principal Account if the balance therein is less than $1.00 per 1,000 Units outstanding. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

   As of each Distribution Date the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. (See "Expenses and Charges.") The Trustee may also withdraw from these accounts, from time to time, the amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of those amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account those amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders.")

   It is anticipated that the deferred sales charge will reduce the Principal Account and that amounts in the Principal Account will be sufficient to cover the cost of the deferred sales charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' deferred sales charge obligations. Although the Sponsor has the right to collect the deferred sales charge monthly, in order to keep Unit Holders as fully invested as possible, it is anticipated that no Securities will be sold to pay the deferred sales charge to the Sponsor until after the Termination Date set forth in the Summary of Essential Information.

   The Trustee will follow a policy that it will place Securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to it by any of the securities dealers through which the Trustee executes transactions.

Tender of Units for Redemption


   Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.


   You must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

   Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, you will be entitled to receive in kind an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the day on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

   The Trustee will redeem Units in kind. You will be able (except during a period described below), not later than the seventh calendar day following the tender of Units (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions (the "In Kind Distribution") will take the form of whole shares of Securities. Cash will be distributed instead of fractional shares. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.


   Distributions in kind on redemption of Units shall be held by The Bank of New York, as Distribution Agent, whom you shall be deemed to have designated as your agent upon purchase of a Unit, for the account of, and for disposition in accordance with the instructions of, the Unit Holder as follows:


   o The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to you no later than seven days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless you request a distribution of the Securities as set forth in the paragraph below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

   o If you request distribution in kind and tender Units with a value in excess of $125,000, the Trustee shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any distributable cash to you together with certificates representing whole shares of each of the Securities comprising the In Kind Distribution. (In a case in which you request a distribution in kind, the Trustee may, instead of distributing Securities in kind to you, offer the Sponsor the opportunity to acquire the tendered Units in exchange for the number of shares of each Security and cash which you are otherwise entitled to receive from the Trust. The federal income tax consequences to you would be identical in either case.)

   Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution in whole shares as of the date of tender. To the extent that Units are redeemed, the size of the Trust will be reduced.

   The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend or holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which a disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

Purchase by the Sponsor of Units Tendered for Redemption

   The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, before the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment for the Units in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").

Computation of Redemption Price per Unit

   The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information." The Redemption Price per Unit is your pro rata share, determined by the Trustee, of:

   o the aggregate value of the Securities in the Trust,

   o cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and

   o any other assets of the Trust, less

   o amounts representing taxes and governmental charges payable out of the Trust,

   o liabilities of the Trust,

   o the accrued but unpaid expenses of the Trust and accrued Deferred Sales Charges and the Deferred Sales Charge balance, and

   o cash held for distribution to Unit Holders of record as of the date prior to the evaluation.

   The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

   o the evaluation is generally based on the closing trade prices as of the Evaluation Time on the New York Stock Exchange or in the over the counter market (unless the Trustee deems these prices inappropriate as a basis for valuation) or,

   o if there is no closing trade price on that exchange, at the mean between the closing bid and asked prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on that exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation).

   If current bid or closing prices are unavailable, the Trustee shall use any of the following methods which the Trustee deems appropriate to value
Securities:

   o on the basis of current bid prices for comparable securities,

   o by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,

   o on the basis of the last trade price of the Security or

   o by any combination of the above, each as of the Evaluation Time.


                                 EXCHANGE OPTION



   You may elect to exchange any or all of your Units of this Series of the National Equity Trust for units of one or more of any other Series in the Prudential Investment Management Services LLC family of unit investment trusts or for any units of any additional trusts that may from time to time be made available by the Sponsor (the "Exchange Trusts").


   This exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

   Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before exercise of this option.

   This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units. Thus, we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise such option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

   To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the aggregate bid side evaluation per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust for a trust with a 1 unit minimum purchase. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest, if any, plus a reduced sales charge of $25 per Exchange Trust unit.

   You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange (2) and the amount representing the units being acquired up to the next highest number of whole units.


   Unit Holders of any registered unit investment trust, other than series of National Equity Trust, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. Units of any Exchange Trust acquired during the initial offering period for such units may be sold at a price equal to the ask side evaluation per unit of the securities in the Portfolio plus a reduced sales charge of $25 per unit. To exercise this option, you should notify your retail broker. You will be given a prospectus of each series in which you indicate interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).


   For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,000 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

Federal Income Tax Consequences

   An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. You are advised to consult your own tax advisor as to the tax consequences of exchanging Units in your particular case.

                              REINVESTMENT PROGRAM

   You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. A Unit Holder holding Units in "street name" may participate in the Trust's reinvestment program by contacting his broker, dealer or financial institution. You may participate in the Trust's reinvestment program by filing with the Trustee a written notice of election. The Trustee must receive your completed notice of election to participate in the Program at least ten days before the Record Date applicable to any distribution in order for the Program to be in effect as to that distribution. You may modify or revoke elections on similar notice.

   The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

      (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

      (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units-Public Offering Price."

   A reinvestment unit will be charged the remaining deferred sales charge but the purchase price of the reinvestment unit will be credited by the amount of the remaining deferred sales charge at the time of reinvestment.

   The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units. The cost of administrating the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

                              EXPENSES AND CHARGES
Organization Costs

   You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

   o the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

   o Federal and State registration fees and costs

   o the initial fees and expenses of the Trustee

   o legal and auditing expenses.

   The Sponsor will pay advertising and selling expenses at no cost to the Trust.

Trust Fees and Expenses


   The Trust fees and expenses are estimated in Part A. If the actual expenses exceed the estimate, the actual amount will be charged to the Trust. The Portfolio Supervisor's fee (the "Supervisory Fee"), earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the life of the Trust. The Portfolio Supervisor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Portfolio Supervisor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.


   Under the Indenture and Agreement, for its services as Trustee and evaluator, the Trustee receives an annual fee in the amount set forth in "Summary of Essential Information." The Trustee's fee and the Trust expenses accrue daily and are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available, and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. In addition to the Trustee's fee, the Trustee receives income to the extent that it holds funds on deposit in various accounts which are non-interest bearing to Unit Holders created under the Indenture.

Creation and Development Fee


   The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% per annum collected monthly of the net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than 0.50% of a Unit Holder's initial investment. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Securities will be sold to generate the cash needed to pay the fee.


Other Charges

   The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

   o fees of the Trustee for extraordinary services

   o expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

   o license fee payable to Standard & Poor's to cover use of trademarks and trade names

   o various governmental charges

   o expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of the Unit Holders

   o indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without negligence, bad faith, willful malfeasance or willful misconduct on its part or reckless disregard of its obligations and duties

   o indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, willful malfeasance or willful misconduct or reckless disregard of its obligations and duties

   o expenditures incurred in contacting Unit Holders upon termination of the Trust, and

   o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

Payment

   The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                           ADMINISTRATION OF THE TRUST


Reports and Records

   With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

   Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

   1. As to the Income Account:

        o dividends and other cash amounts received

        o deductions for payment of applicable taxes and for fees and expenses of the Trust and for redemptions of Units

        o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;


   2. As to the Principal Account:


        o the dates of disposition and identity of any Securities and the net proceeds received therefrom

        o deductions for payments of applicable taxes, for fees and expenses of the Trust, for portions of the Deferred Sales Charge and amounts necessary to redeem Units, and

        o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;


   3. And the following information:


        o a list of the Securities held as of the last business day of the calendar year;

        o the number of Units outstanding as of the last business day of such calendar year;


        o the Redemption Price per Unit based on the last Evaluation made during such calendar year; and


        o the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

   The accounts of the Trust may be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.

   The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.


                                    AMENDMENT

   The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

   o to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

   o to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;

   o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

   The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to vary the investment of Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of this amendment.


                                   TERMINATION


   The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under "Summary of Essential Information" in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

Termination Options

   The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately one year after the Date of Deposit (unless terminated earlier as set forth above). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

   Securities Disposition Options--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of a Unit Holder by the Distribution Agent in accordance with one or more of the following four options as elected by a Unit Holder:

      1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders will incur brokerage costs when selling those Securities;


      2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days commencing on the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Bank of New York in accounts which are non-interest bearing to Unit Holders and which are available for use by The Bank of New York pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold;


      3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option, as received by the Distribution Agent upon the sale of those underlying Securities over a period not to exceed 10 business days commencing on the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the "New Series") if the New Series is offered at such time. The units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time before the purchase by the Unit Holder of units of a New Series, the Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities; and

      4. Termination Option--In-Kind Exchange

      Unitholders desiring to exchange their interests in Units of a terminating series of National Equity Trust S&P 500 Strategy Trust Series ("Terminating Trust") for units of the Trust ("New Trust") may do so by so advising their account executive. Such exchange will be effected by an in- kind redemption from the Terminating Trust and subsequent in-kind deposit with the Trustee of the New Trust, as follows:

         The number and types of securities constituting a unit of the New Trust will be deposited on behalf of a Unitholder in connection with the creation of a unit by the Trustee. Certain of the stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust ("Duplicated Stocks"). A Unitholder in the Terminating Trust electing to receive his interest in the Terminating Trust in-kind and desiring to purchase units in the New Trust by an in-kind contribution to the New Trust would direct that The Bank of New York act as agent (the "Agent") for a Unitholder to carry out the transactions necessary to consummate the in-kind deposit. The Agent would be authorized to receive the Unitholder's in-kind distribution from the Terminating Trust and to assemble and deposit, on the Unitholder's behalf, the package of stocks needed to make up a unit in the New Trust. Such assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of the Unitholder's interest in Duplicated Stocks. Securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust would be sold by the Agent with the cash proceeds of each sale utilized by the Agent to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of those sales will be reduced and the cost of those purchases will be increased by any applicable brokerage commissions. If additional cash is needed to purchase stocks, that cash would be paid to the Agent by the Unitholder. Any cash not used to make up a unit in the New Trust would be distributed to the Unitholder. Fractional interests received from the Terminating Trust will be sold by the Agent with the cash proceeds of that sale used to purchase securities for deposit in the New Trust or, if not so utilized, distributed to the Unitholder. Upon receipt of the in-kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unitholder on whose behalf the Agent acted. Units acquired pursuant to an in-kind deposit into a New Trust by a Unitholder of a Terminating Trust will not be subject to an Initial Sales Charge but only subject to a Deferred Sales Charge.


             The ability to purchase units of the New Trust by the deposit of securities in-kind will also be offered to persons who were not Unitholders in a prior Trust and any such person may contribute whole shares in-kind to a New Trust. Such person will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of units, which units will be subject to a Deferred Sales Charge.

             The receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks will not be a taxable event to a Unitholder. (See Part B--"Tax Status of the Trust.")

   Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of the Unit Holder's pro rata share of the underlying Securities (option 2).


   Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days commencing on the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Bank of New York will be selling the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of those sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects those sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual or unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of those shares in the Portfolio at the beginning of that day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the settlement of the trade upon the sale of the last Security during the 10 business day period.


   Depending on the amount of proceeds to be invested in units of the new series and the number of other orders for units in the new series, the Sponsor may purchase a large amount of securities for the new series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period commencing on the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing those sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holder. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

   It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units, but, due to the procedures for investing in the New Series, no cash would be distributed at that time to pay any taxes.

   The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a "rollover" from the Trust. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders before the Termination Date. All Unit Holders will then elect either option 1 or option 2. There can be no assurance that any rollover or exchange from one series to another will achieve the desired tax result. The Sponsor is not a tax advisor and each Unit Holder should consult his, her or its tax advisor with regard to any gains or losses on the stock in the Trust and the tax treatment thereof.

   By electing to reinvest in the new series, the Unit Holder indicates his interest in having his termination distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders a yearly opportunity to elect to "rollover" their termination distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate within a few weeks of the creation of a New Trust.


                       RESIGNATION, REMOVAL AND LIABILITY

                                     TRUSTEE


   The Trustee is The Bank of New York. It is a New York bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.


Limitations on Liability

   The Trustee shall not be liable or responsible in any way for:

   o depreciation or loss incurred by reason of the disposition of any moneys or Securities; or

   o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.

   The Trustee, however, shall be liable for willful misfeasance, bad faith or negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

Responsibility

   The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

   The Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

   Amounts received by the Trust upon the sale of any Security under the conditions set forth below will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the Record Date next prior to a Distribution Date.

   For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor--Resignation."

Resignation

   By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee for any reason, either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.


                                     SPONSOR



   Prudential Investment Management Services LLC is a wholly-owned indirect subsidiary of The Prudential Insurance Company of America and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Sponsor is a distributor for various open-end management companies and unit investment trusts.


Limitations on Liability

   The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for (1) its own willful misfeasance, (2) willful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

Responsibility

   The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

   Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security upon the happening of certain events, including, without limitation, default under certain documents or other occurrences, including legal actions which might adversely affect future declaration and payment of dividends, institution of certain legal proceedings, and a decline in market price to such an extent, or such other adverse market or credit factor, as in the opinion of the Sponsor would make retention of a Security detrimental to the Trust and to the interests of the Unit Holders or if required to pay the Deferred Sales Charge. The Sponsor may instruct the Trustee to tender a Security for cash or sell the Security on the open market when in its opinion it is in the best interest of the Unit Holders to do so in the event of a public tender offer or merger or acquisition announcement.


   The Portfolio Supervisor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.


   It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay or the Sponsor anticipates such issuer will fail to pay or declare anticipated dividends with respect thereto. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

   Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor. Except as otherwise set forth in the Prospectus, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

   The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distribution" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

Resignation

   If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

Code of Ethics

   The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.


                                 LEGAL OPINIONS


   Certain legal matters in connection with the Units offered hereby have been passed upon by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.


                             INDEPENDENT ACCOUNTANTS

   The financial statement included in this Prospectus has been audited by PricewaterhouseCoopers LLP, certified public accountants, as stated in their report appearing herein, and is included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                      [This page intentionally left blank]

   You should rely only on the information contained in this prospectus. We have not authorized anyone to represent to you or provide to you information that is different. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.






                              NATIONAL EQUITY TRUST
                        S&P 500 Strategy Trust Series 15


                                    [graphic]













                                     Sponsor


                 Prudential Investment Management Services LLC
                               100 Mulberry Street
                              Gateway Center Three
                            Newark, New Jersey 07102

                                     Trustee

                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

           This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:

             o Securities Act of 1933 (file no. 333-48992) and
             o Investment Company Act of 1940 (file no. 811-5046).


           Information about the Trust can be reviewed and copied at the Public Reference Room of the Commission, 450 Fifth
           Street, N.W., Washington, D.C. 20549-6009.

           Call:1-800-SEC-0330 for information about the Public

                Reference Room



           Visit:http://www.sec.gov for reports and other information about the Trust.
                 Copies may be obtained, after paying a duplicate fee, by writing the Commission or by electronic request to publicinfo@sec.gov.


                                                    UTS626 11/01

                                    PART II.

               ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT


Contents of Registration Statement

   This Registration Statement on Form S-6 comprises the following papers and documents:

    The cross-reference sheet.

    The Prospectus.

    Signatures.

    Written consents of the following persons:

            Cahill Gordon & Reindel (included in Exhibit 5).

           *PricewaterhouseCoopers LLP

   The following Exhibits:


           ***Ex- 3.(i)    --    Limited Liability Company Agreement for Prudential Investment
                                 Management Services LLC dated October 9, 1996, amended October 17,
                                 1996.

           ***Ex- 3.(ii)   --    By-Laws of Prudential Investment Management Services LLC.

            **Ex-4.a       --    Trust Indenture and Agreement and Distribution
                                 Agency Agreement dated February 2, 2000.

             *Ex- 4.b      --    Reference Trust Agreement dated November 14, 2001.

             *Ex- 5              Opinion of counsel as to the legality of the securities being
                           --    registered.

           ***Ex-99.1      --    Information as to Officers of Prudential Investment Management
                                 Services LLC is incorporated by reference to Form N-8B-2 filed pursuant to Section 8(b) of the Investment Company Act of 1940 (1940
                                 Act File No. 811-5046).

           ***Ex-99.2       --   Affiliations of Sponsor with other investment companies.

           ***Ex-99.A(11)   --   Code of Ethics.


------------------


     * Filed herewith.

    ** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, OTC Growth Trust Series 5, Registration No. 333-94591 (filed February 3,
       2000).

   *** Incorporated by reference to exhibits filed with the Securities and Exchange Commission as an exhibit to Form N-8B-2 under the Investment Company Act of 1940 of Prudential Unit Trusts (Prudential Equity Trust Series 1 and any other series of Prudential Unit Trusts) and any series of National Equity Trust, File No. 811-5046 (filed June 29, 2001).

                                   SIGNATURES



   The registrant, National Equity Trust, S&P 500 Strategy Trust Series 15 hereby identifies National Equity Trust Low Five Portfolio Series 23 and National Equity Trust, S&P 500 Strategy Trust for purposes of the representations required by rule 487 and represents the following:

    (1) That portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective dates were determined by the Commission or the staff; and

    (3) That it has complied with rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, S&P 500 Strategy Trust Series 15, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on November 14, 2001.


                NATIONAL EQUITY TRUST
                S&P 500 STRATEGY TRUST SERIES 15
                (Registrant)

                By PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
                (Sponsor/Depositor)



                By:     /s/ RICHARD R. HOFFMANN
                        -----------------------------------------
                        Richard R. Hoffmann
                        Vice President



                By:     PIFM  HOLDCO, INC.
                        -----------------------------------------
                        Manager of Prudential Investment Management
                        Services LLC.)



                By:     /s/ RICHARD R. HOFFMANN
                        -----------------------------------------
                        Richard R. Hoffmann
                        Vice President
                        Authorized Signatory for PIFM HOLDCO, INC.


----------
* Pursuant to Powers of Attorney previously filed.


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
                               CONSENT OF COUNSEL



   The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.



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
                       CONSENT OF INDEPENDENT ACCOUNTANTS



   We consent to the use in this Amendment No. 1 to Registration Statement No. 333-48992 on Form S-6 ("Registration Statement") of our report dated November 14, 2001, relating to the financial statement of National Equity Trust S&P 500 Strategy Trust Series 15 which appears in such Registration Statement. We also consent to the reference to us under the heading "Independent Accountants" in such Registration Statement.



PRICEWATERHOUSECOOPERS LLP



New York, New York
November 14, 2001



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